Exhibit 4.32

ADDENDUM TO SHAREHOLDERS' AGREEMENT

Relating to the shareholding in RGI Marine Holding AS, reg.no. 933 582 361;

Table of content

1.	BACKGROUND	3

2.	CONDITIONS PRECEDENT	4

3.	RESERVATION OF RIGHTS / FUNDING DEFAULT	4

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This addendum (the “Addendum”) to the shareholders' agreement dated 31 July 2024 has been entered into as of 31 October 2025 between:

(1)	RGI Marine Ltd. a private company duly incorporated under the laws of England and Wales, with business reg. no. 1332 1268 (“RGI”);

(2)	Steady Offshore Shipping Pte Ltd, a company duly incorporated under the laws of Singapore, with business reg. no. 198105925N;

(3)	United Maritime Corporation, a company duly incorporated under the laws of the Republic of the Marshall Islands, with business reg. no. 112801;

(4)	Karean AS, a company duly incorporated under the laws of Norway, with business reg. no. 989 009 583; and

(5)	Mr Jonathan Elkington, a British citizen born on 26 October 1978, with passport number 556427970 ((2) to (5) shall be referred to herein as the “Investors”).

RGI Marine Holding AS, a company duly incorporated under the laws of Norway, with business reg. no. 933 582 361 (the “Company”).

The Company and the Investors are hereinafter jointly referred to as the “Parties” and individually as a “Party”.

Unless otherwise stated, words with a capitalized initial letter in this Addendum shall have the same meaning as defined terms in the shareholders' agreement.

1.	BACKGROUND

The Parties entered into a shareholders' agreement dated 31 July 2024 (as amended from time to time, the "Shareholders' Agreement") regulating certain shareholder rights in the Company.

The Parties also entered into a subscription agreement dated 31 July 2024 (as amended from time to time, the "Subscription Agreement") relating to the subscription of shares in the Company.

On 28 April 2025, the Parties executed a first addendum to the Shareholders' Agreement enacting certain changes to the default provisions of the Shareholders' Agreement applicable to the fourth capital call in the Company.

As set out in Clause 7 of the Shareholders' Agreement, and as evident from the Cap Table attached to the Subscription Agreement, additional capital is required for completion of the Vessel. Additional capital from new investors was not secured prior to the fourth capital call. Thus, it has been agreed that to bridge the resulting funding gap, the Company will enter into a loan agreement dated 31 October 2025 (the "Shareholder Loan") with United Maritime Corporation ("United"), an existing shareholder, as sole lender and RGI Marine Ltd. In connection with the Shareholder Loan, the Parties have also agreed on certain changes to the cap table attached to the Subscription Agreement and have undertaken to convert the Shareholder Loan into equity in the Company, as set out in a separate third addendum to the Subscription Agreement.

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2.	CONDITIONS PRECEDENT

The entry into force of this Addendum is conditional upon the execution of the Shareholder Loan and the third addendum agreement to the Subscription Agreement dated 31 October 2025.

3.	RESERVATION OF RIGHTS / FUNDING DEFAULT

The Shareholder Loan is considered a necessary measure to ensure that the Company meets its immediate payment obligations. It shall not be interpreted as a waiver of any rights, claims, or remedies that United may have now or in the future. This reservation of rights includes, but is not limited to the rights and remedies afforded to United as a result of RGI’s Funding Default in connection with the fourth capital call in the Company, as stipulated in the Addendum to the Shareholders’ Agreement dated 28 April 2025, in Section 2, Clause 12.3.1, paragraph (v). In consideration of the rights and remedies under the Addendum to the Shareholders’ Agreement dated 28 April 2025, RGI shall be considered in Funding Default.

The above notwithstanding, if the Company within 30 days of the payment of the Shareholder Loan has finally agreed with a new investor to raise additional capital for the Company, whether by sale of the Company's shares in Wind Energy Construction AS, by subscription of shares, in an amount at least equal to the amount of the Shareholder Loan and the Shareholder Loan is repaid in cash and RGI transfers to United 500,000 shares in the Company, with share numbers 375,001 to 875,000, in accordance with the provisions of the Shareholder Loan, Funding Default as defined within Clause 12.3.1 of the Shareholders' Agreement shall be considered cured. Such payment of the Shareholder Loan and cure of Funding Default shall not affect or limit United’s discretionary right under Clause 12.3.1(v) letter b. of the Addendum to the Shareholders’ Agreement dated 28 April 2025, which shall remain in full force and effect under all circumstances.

In any other events, Clause 12.3.1 (v) a. of the Shareholders' Agreement shall be amended to read as follows:

(v)	In the event of a Funding Default, and provided that the Vessel has not been sold prior to the Trigger Date,

a.
The Shareholders other than RGI (the "Co-Lead Investors") shall have the right collectively, to either (i) on a pro rata basis according to the Co-Lead Investors' shareholding in the Company (RGI's shareholding to be disregarded when calculating of the Co-Lead Investors' pro rata share) assume (Norw.: overta) the remaining Original Shares, less 100,000 of the remaining Original Shares, from RGI without payment of any consideration, or (ii) require the remaining Original Shares, less 100,000 of the remaining Original Shares, owned by RGI to be redeemed (Norw.: innløst) by the Company without any payment to RGI in connection with such redemption within the limits of the Companies Act.

[Signature page follows]

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RGI Marine Limited	Steady Offshore Shipping Pre Ltd

/s/ Bartholomew Richard Fairclough	/s/ Kuang Shihao
Name: Bartholomew Richard Fairclough	Name: Kuang Shihao
Title: Chairman	Title: Director

United Maritime Corporation	Karean AS

/s/ Stavros Gyftakis	/s/Anders Engeset
Name: Stavros Gyftakis	Name: Anders Engeset
Title: CFO / Director	Title: Chairman

Mr Jonathan Elkington

/s/ Mr Jonathan Elkington

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